Washington, D.C. 20549

03011347

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 52637

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Hill Capital, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West Evergreen Avenue
(No. and Street)

Philadelphia, PA 19118
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Grant (215) 247-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantas, Ohliger, McGary & Quinn, P.C.
(Name — if individual, state last, first, middle name)

660 American Avenue, Suite King of Prussia, PA 19406
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan A. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Hill Capital, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Partner
Title

Joanne L. Zagorski
Notary Public

NOTARIAL SEAL
JOANNE L. ZAGORSKI, Notary Public
Yardley Boro., Bucks County
My Commission Expires Nov. 23, 2004

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
_ (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE HILL CAPITAL, INC.

SIX MONTHS ENDED DECEMBER 31, 2002

BLUE HILL CAPITAL, INC.
SIX MONTHS ENDED DECEMBER 31, 2002

CONTENTS

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Blue Hill Capital, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying balance sheet of Blue Hill Capital, Inc. as of December 31, 2002 and the related statements of operations, shareholders' equity, and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Hill Capital, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the six months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantas, Ohliger, McGary & Quinn, P.C.

January 10, 2003

660 American Avenue • Suite 101 • King of Prussia, Pennsylvania 19406
Office (610) 337-8811 • Fax (610) 337-8816

BLUE HILL CAPITAL, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current assets:	
Cash	$ 16,868
Accounts receivable, net of allowance for doubtful accounts of $143,584	22,760
Prepaid expenses	6,568
Total current assets	46,196
Property and equipment:	
Computer equipment	35,538
Computer software	12,184
Furniture and fixtures	17,264
Leasehold improvements	5,105
	70,091
Less accumulated depreciation and amortization	37,437
	32,654
	$ 78,850

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 1,337
Accrued payroll taxes and benefits	8,785
Total current liabilities	10,122
Shareholders' equity:	
Common stock, $1 par; authorized 1,000 shares; issued and outstanding 100 shares	100
Additional paid-in capital	683,774
Deficit	(615,146)
	68,728
	$ 78,850

The accompanying notes are an integral part of these financial statements.

BLUE HILL CAPITAL, INC.
STATEMENT OF OPERATIONS
SIX MONTHS ENDED DECEMBER 31, 2002

Consulting revenue	$ 331,191
Expenses:	
Payroll, payroll taxes and benefits	245,417
Depreciation	7,154
Bad debts	113,000
Other	9,994
Accounting fees	9,141
Management fee	33,585
NASD compliance	1,182
	419,473
Loss before cumulative effect of change in accounting principle	(88,282)
Cumulative effect of change in accounting principle, adoption of SFAS 142	(89,863)
Net loss	$ (178,145)

BLUE HILL CAPITAL, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
SIX MONTHS ENDED DECEMBER 31, 2002

	Common stock		Additional paid-in capital	Deficit	Total
	Shares	Amount			
Balance, July 1, 2002	100	$ 100	$ 683,774	$ (437,001)	$ 246,873
Net loss				(178,145)	(178,145)
Balance, December 31, 2002	100	$ 100	$ 683,774	$ (615,146)	$ 68,728

The accompanying notes are an integral part of these financial statements.

BLUE HILL CAPITAL, INC.
STATEMENT OF CASH FLOWS
SIX MONTHS ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (178,145)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	7,154
Cumulative effect of change in accounting principle	89,863
Increase in allowance for doubtful accounts	113,000
Change in operating assets and liabilities:	
Increase in accounts receivable	(35,760)
Increase in prepaid expenses	(3,010)
Decrease in accounts payable	(5,081)
Increase in accrued payroll taxes and benefits	6,702
Net cash used in operating activities and net decrease in cash	(5,277)
Cash, beginning	22,145
Cash, ending	$ 16,868

The accompanying notes are an integral part of these financial statements.

BLUE HILL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
SIX MONTHS ENDED DECEMBER 31, 2002

1. Summary of significant accounting policies:

Nature of business:
Blue Hill Capital, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania. The Company provides consulting and development services to start-up companies in the environmental technology field.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for doubtful accounts:
It is the Company's policy to provide an allowance for doubtful accounts on its accounts receivable when necessary.

Property and equipment:
Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; renewals and betterments in excess of $500 are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income.

Revenue recognition:
Revenues are recognized as services are performed.

Income taxes and change in fiscal year end:
On July 1, 2002, the shareholders elected to have the Company taxed as an S corporation for Federal and Pennsylvania income tax purposes. The shareholders have consented to include their pro-rata share of income or loss in their individual federal and state income tax returns. Accordingly, no provision has been made for income taxes.

In connection with the shareholders' election of S corporation status, the Company changed its fiscal year end from June 30 to December 31.

The Company may be subject to a "built-in" gains tax on the unrealized appreciation of its C corporation assets at the time of its election of S corporation status. This tax, at the maximum C corporation rate, may be invoked if the Company sells or distributes such assets within ten years of July 1, 2002.

2. Cumulative effect of change in accounting principle:

In July 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill and other indefinite lived intangible assets are not subject to amortization but are tested for impairment annually. Upon the initial application of SFAS 142, the Company's management determined that, after considering the significant cumulative losses sustained since the Company's inception and the Company's negative cash flow, and based on its best estimates of the fair value of the Company as a whole, goodwill was fully impaired. Accordingly, the Company recorded $89,863 as a cumulative effect of change in accounting principle, representing the carrying value of goodwill at July 1, 2002.

3. Going concern:

The Company has incurred a significant cumulative loss since inception. The ultimate success of the Company is contingent on its earning success fees from the placement of equity and the closing of certain funds. In addition, since August 18, 2000, any shortfalls in working capital have been funded by the Company's shareholders through capital contributions.

Management believes that the Company's shareholders have sufficient net worth and the ability and willingness to fund any working capital deficiency. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Pension plan:

The Company maintains a 401(k) plan covering all employees over the age of twenty-one who have completed one month of service. The Company matches employee contributions dollar-for-dollar up to five percent of the employee's compensation. The Company may make additional contributions at its discretion. Expense under this plan was $4,500 for the six months ended December 31, 2002.

5. Credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable.

Although the Company may be affected by cyclical changes in the economy, management does not believe its accounts receivable pose a significant credit risk because the Company has established credit and collection policies to mitigate such risk.

6. Related party transactions:

The Company provided consulting services to related parties totaling $218,034 for the six months ended December 31, 2002, of which $22,760 was receivable at December 31, 2002.

Management fee expense to a related party was $33,585 for the six months ended December 31, 2002.

7. Major customers:

Two related parties and one unrelated customer accounted for approximately 99% of the Company's revenues for the six months ended December 31, 2002.

8. Net capital:

Pursuant to the net capital requirement provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $6,746. Minimum net capital as required by Rule 15c3-1 was $5,000 at December 31, 2002. The determination of reserve requirements pursuant to Rule 15c3-3 is not required due to a subparagraph (k)(2)(i) exemption.

The Company's ratio of aggregate indebtedness to net capital was 1.50:1 at December 31, 2002.

BLUE HILL CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net capital:	
Total shareholders' equity	$ 68,728
Less:	
Deductions and/or charges:	
Accounts receivable	22,760
Prepaid expenses	6,568
Property and equipment, net	32,654
	61,982
Net capital before haircuts	6,746
Haircuts	- 0 -
Net capital	$ 6,746
Aggregate indebtedness:	
Items included on balance sheet:	
Accounts payable and accrued expenses	$ 10,122
Total aggregate indebtedness	$ 10,122
Computation of basic net capital requirements:	
Minimum net capital required	$ 5,000
Net capital excess at 1,500 percent	$ 1,746
Net capital excess at 1,000 percent	$ 5,733
Ratio: aggregate indebtedness to net capital	1.50:1

There were no material differences between the audited computation of net capital under Rule 15c3-1 and the corresponding unaudited FOCUS report at December 31, 2002.

BLUE HILL CAPITAL, INC.

INTERNAL ACCOUNTING CONTROL
SIX MONTHS ENDED DECEMBER 31, 2002

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
Blue Hill Capital, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Blue Hill Capital, Inc. (the "Company") for the six months ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the

660 American Avenue • Suite 101 • King of Prussia, Pennsylvania 19406
Office (610) 337-8811 • Fax (610) 337-8816

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mantas, Ohliger, McGary & Quinn, P.C.

January 10, 2003